02 AUG -6 AM 10:07

BRAMBLES

BRAMBLES INDUSTRIES PLC
CASSINI HOUSE 57-59 ST JAMES'S STREET
LONDON SW1A 1LD ENGLAND
TEL +44 (0)20 7659 6000
FAX +44 (0)20 7659 6001
www.brambles.com

30 July 2002

02049088

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA

SUPPL

Re: Brambles Industries plc
Rule 12g3-2(b) Exemption (File No. 82-5205)

Dear Sirs and Mesdames,

The enclosed information is being submitted by Brambles Industries plc (the "Company") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). The Company's file number is indicated in the upper right hand corner of each unbound page submitted with this letter.

In accordance with paragraphs (b) (4) and (b) (5) of the Rule, the documents submitted with this letter are being submitted with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the submission of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours faithfully,

S G Walters

Sandra Walters
Assistant Company Secretary

dw 8/7

FILE NO 82-5205

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Brambles Industries plc

2) Name of shareholder having a major interest

The Capital Group Companies, Inc.

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

On behalf of its affiliates

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

See list appended

5) Number of shares/amount of stock acquired

N/A

6) Percentage of issued class

N/A

7) Number of shares/amount of stock disposed

Not advised

8) Percentage of issued class

Not advised

9) Class of security

Ordinary shares of 5p each

10) Date of transaction

N/A

11) Date company informed

30 July 2002

12) Total holding following this notification

81,227,309

13) Total percentage holding of issued class following this notification

11.22%

14) Any additional information

This notice relates to the decrease in holding of Capital Research and Management Company from 2.97% to 2.02%

15) Name of contact and telephone number for queries

Sandra Walters - 020 7659 6039

16) Name of authorised company official responsible for making this notification

Sandra Walters, Assistant Company Secretary

Date of notification 30 July 2002

Details of Registered Holders

Capital Guardian Trust Company		5.01%
State Street Nominees Limited	5,797,798	
Bank of New York Nominees	765,081	
Chase Nominees Limited	14,769,878	
BT Globenet Nominees Ltd.	408,944	
Midland Bank plc	6,398,300	
Bankers Trust	1,699,700	
Barclays Bank, Barclays Global Securities Services	667,300	
Citibank London	468,359	
Nortrust Nominees	4,455,000	
Royal Bank of Scotland	27,200	
MSS Nominees Limited	50,000	
Citibank NA	28,000	
ROY Nominees Limited	40,500	
Mellon Nominees (UK) Limited	650,090	
Total	36,226,150	

Capital International Limited		2.14%
State Street Nominees Limited	541,681	
Bank of New York Nominees	2,141,791	
Chase Nominees Limited	3,988,538	
Midland Bank plc	225,600	
Bankers Trust	1,949,668	
Barclays Bank, Barclays Global Securities Services	180,300	
Citibank London	291,926	
Morgan Guaranty	246,045	
Nortrust Nominees	2,599,770	
Royal Bank of Scotland	39,500	
MSS Nominees Limited	194,000	
State Street Bank & Trust Co	335,686	
Lloyds Bank	94,300	
Citibank NA	89,100	
Deutsche Bank AG	517,200	
HSBC Bank plc	824,800	
Mellon Bank N.A.	255,000	
Northern Trust AVFC	220,400	
KAS UK	31,415	

Mellon Nominees (UK) Limited	299,000	
Bank One London	321,780	
Clydesdale Bank plc	114,800	
Total	15,502,300	
Capital International S.A.		1.73%
State Street Nominees Limited	40,900	
Bank of New York Nominees	77,500	
Chase Nominees Limited	5,845,554	
Credit Suisse London Branch	83,000	
Midland Bank plc	1,243,700	
Barclays Bank, Barclays Global Securities Services	1,467,400	
Citibank London	36,000	
Brown Bros.	130,800	
Nortrust Nominees	36,200	
Morgan Stanley	40,300	
Royal Bank of Scotland	2,497,097	
State Street Bank & Trust Co.	35,000	
National Westminster Bank	213,300	
Lloyds Bank	38,256	
RBSTB Nominees Ltd.	53,800	
Citibank NA	53,300	
Deutsche Bank AG	283,600	
HSBC Bank plc	324,940	
Total	12,500,647	
Capital International Inc.		0.32%
State Street Nominees Limited	370,100	
Bank of New York Nominees	205,600	
Chase Nominees Limited	131,700	
Midland Bank plc	231,600	
Deutsche Bank Mannheim	45,000	
Bankers Trust	19,000	
Citibank London	14,300	
Nortrust Nominees	466,026	
Royal Bank of Scotland	265,200	
State Street Bank & Trust Co	441,000	
RBSTB Nominees Ltd.	93,600	
Deutsche Bank AG	30,000	
HSBC Bank plc	32,000	
Total	2,345,126	
Capital Research and Management Company		2.02%
State Street Nominees Limited	2,019,093	
Chase Nominees Limited	12,633,993	
Total	14,653,086	